PUBLIC

22004186

SECUR

Washington, D.C. 20549

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SEC FILE NUMBER
8-67553

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Raptor Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One North Shore Center, 12 Federal Street, 2nd Floor
(No. and Street)

Pittsburgh	PA	15212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig A. Wolfanger	(412) 281-1101	craig.wolfanger@raptorllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lally & Co., LLC
(Name – if individual, state last, first, and middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

2009	3578
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Craig A. Wolfanger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Raptor Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Diane J. Parks, Notary Public
Allegheny County
My commission expires September 9, 2025
Commission number 1218170
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RAPTOR PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

CONTENTS

Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Raptor Partners LLC
Pittsburgh, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Raptor Partners LLC** ("Company"), as of December 31, 2021, and the related notes (collectively) referred to as the "financial statement." In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lally & Co., LLC

We have served as the Company's auditor since 2007.

Pittsburgh, Pennsylvania
February 28, 2022

RAPTOR PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and Cash Equivalents	$	795,291
Prepaid Expenses and Other Assets		17,879
Securities Owned - Not Readily Marketable		50,000
Property and Equipment - At Cost, Less Accumulated Depreciation of $261,281		17,628
Operating Lease Right-of-Use Asset Net of Accumulated Amortization of $41,719		291,005
Total Assets	$	1,171,803

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	36,345
Deferred Revenue From Contracts with Customers		18,345
Operating Lease Right-of-Use Liablity		291,005
Total Liabilities		345,695
Member's Equity		826,108
Total Liabilities and Member's Equity	$	1,171,803

The accompanying notes are an integral part of these financial statements.

RAPTOR PARTNERS LLC
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION

Raptor Partners LLC was organized in 2006, as a limited liability company, under the laws of the Commonwealth of Pennsylvania and is headquartered in Pittsburgh, Pennsylvania. As a limited liability company, a member is not liable for obligations of the Company.

The Company began operations in 2007 and is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide advisory services on mergers, acquisitions, capital structure, and private financing.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement of the Company is presented on the accrual basis of accounting and is prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The Company uses estimates and assumptions in preparing the financial statement in accordance with GAAP. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with banks in southwestern Pennsylvania. The accounts maintained at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At certain times during the year, the Company's cash balance may exceed those limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company extends credit to its customers and generally does not require collateral. In the opinion of management, all receivables are fully collectible, and therefore no allowance for doubtful accounts is required as of December 31, 2021.

Property and Equipment

The Company's policy is to record property and equipment at cost. Depreciation is recorded using both straight-line and accelerated methods over the estimated useful lives of the assets ranging from three to seven years. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized and depreciated over the remaining estimated useful life of the asset.

Revenue Recognition

The Company follows ASC 606, *Revenue from Contracts with Customers*, using the modified retrospective method. This standard provides a five-step analysis of transactions to determine when and how revenue is recognized and requires entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer.

The Company's most significant revenue categories are as follows for the year-ended December 31, 2021:

Advisory Fees - The Company provides financial advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Typically, fees are billed in advance under a retainer basis with additional billings as the services are provided in that period.

Merger and Acquisition Fees (M&A) - The Company provides M&A services from time-to-time. The Company believes the performance obligation for providing M&A services is satisfied upon successful consummation of the transaction. Fee arrangements are based on a percentage for the overall transaction.

Expense Reimbursements - At certain times the Company incurs expenses while providing the contracted service. The Company reports these transactions at gross thus recognizing revenues and expenses.

Income Taxes

The Company is a limited liability company and is not subject to income taxes. Accordingly, taxes are the responsibility of the member, and are calculated according to their individual income tax circumstances.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statement of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statement or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for the income tax examination for three years from the date of filing.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2021 and through February 28, 2022, the date the financial statement was issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3 - FAIR VALUE (CONTINUED)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2021.

Equity securities are valued at management's estimate.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ -	$ -	$ 50,000	$ 50,000

There were no transfers between Level 1 and Level 2 during the years.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2021.

	Balance January 1, 2021	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2021
Equity Securities	$ 50,000	$ -	$ -	$ 50,000

4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

Vehicle	$ 86,047
Furniture and Fixtures	79,387
Office Equipment	106,875
Capitalized Website Costs	6,600
	278,909
Accumulated Depreciation and Amortization	(261,281)
	$ 17,628

5 - EMPLOYEE BENEFIT PLANS

The Company sponsors a SIMPLE IRA Plan benefiting substantially all employees, as defined. Employees are eligible to participate if they are expected to receive compensation in excess of a predetermined amount for the current year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pre-tax salary reductions from employees are contributed to the plan.

6 - LEASING ARRANGEMENTS

The Company leases office space under a long-term agreement expiring in April, 2026. In addition, the Company leases office equipment under several short-term operating lease agreements. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2021, for each of the next five years and in total are:

Year Ending December 31,	
2022	$ 74,190
2023	76,306
2024	78,422
2025	81,379
2026	34,526
	344,823
Less Effect Discounting	(53,818)
	$ 291,005

7 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2021, the Company's net capital under the uniform net capital rule was approximately $740,499 which exceeded the minimum capital requirements by approximately $735,499. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.0739 to 1.

8 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statement.

The Company's operations may be affected by the recent and ongoing outbreak of the Coronavirus Disease. The disruption to the Company's revenue, caused by the outbreak, is uncertain; however, it may result in a material adverse impact on the Company's financial position and operations. While a great amount of uncertainty exists, management is confident that the Company has enough funds to sustain operations. The Company has been carefully monitoring the situation. No adjustments have been made to these consolidated financial statements as a result of this uncertainty.

9 - SUBSEQUENT ACCOUNTING PRONOUNCEMENTS

FASB has issued ASU No.2016-02, *Lease* (Topic). The core principle of the new standard is that leases should recognize assets and liabilities arising from all leases with a term of 12 months or more. Non-public entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.